Filed by: CIM Real Estate Finance Trust, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies: Cole Office & Industrial REIT (CCIT II), Inc. SEC File No. 000-55436
Cole Office & Industrial REIT (CCIT III), Inc. SEC File No. 333-209128
Cole Credit Property Trust V, Inc. SEC File No. 000-55437
September 11, 2020

Dear Valued Partner,

Our records indicate that you currently have financial professionals with clients invested in one or more of the following CIM Group REITs: CIM Real Estate Finance Trust, Inc. (“CMFT”), Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”), Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III”) and Cole Credit Property Trust V, Inc. (“CCPT V”).

As we previously communicated, on August 31, 2020, CMFT, CCIT II, CCIT III and CCPT V announced that the companies have entered into definitive agreements whereby CMFT would acquire each of CCIT II, CCIT III and CCPT V in separate tax-free merger transactions.

The redemption plans for CMFT, CCIT II, CCIT III and CCPT V have been suspended through the duration of the merger process, and redemption requests will not be honored. Stockholders may participate in CMFT’s redemption plan upon completion of the proposed merger transaction and reinstatement of the redemption plan by the CMFT Board of Directors or, if one or more mergers is not completed, upon the reinstatement of the redemption plan by the Board of Directors of CCIT II, CCIT III or CCPT V, as applicable. The updated redemption form will be available at that time at www.cimgroup.com.

Stockholders who submitted a request to liquidate their investment in CMFT, CCIT II, CCIT III or CCPT V will receive a letter about the redemption plan suspensions by mail. You may view the letter at the link below.

Stockholder Redemption Letter

Financial professionals will receive an email communication similar to this one. Updated information related to the merger transactions is available on our website at www.cimgroup.com/announcements. If you have any questions, please contact your CIM Business Development representative.

Sincerely,
Emily Vande Krol
Managing Director, Partner Solutions Group
President, CCO Capital, LLC
CIM GROUP 2398 EAST CAMELBACK ROAD, 4TH FLOOR, PHOENIX ARIZONA 85016 | PH 866.341.2653 FX 602.801.2736 | CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINRA / SIPC

Cautionary Statement Regarding Forward-Looking Information
This communication includes certain forward-looking statements within the meaning of Section 27A the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “would,” “could,” or words of similar meaning. Statements that describe future plans and objectives are also forward-looking statements. These statements are based on the current expectations of management for CMFT, CCIT II, CCIT III and CCPT V and on currently available industry, financial and economic data. Actual results may vary materially from those expressed or implied by the forward-looking statements, which are subject to a number of risks and uncertainties, many of which are out of the control of such companies, including, but not limited to, those associated with the risk that one or more of the proposed mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of one or more of the merger agreements; the failure to satisfy the conditions to the consummation of each proposed merger, including the approval of the stockholders of CCIT II, CCIT III or CCPT V, as applicable; the ability of CC CMFT to achieve the expected cost synergies or to engage in any liquidity event or public offering; the disruption of management’s attention from ongoing business operations due to the proposed mergers; the availability of suitable investment or disposition opportunities; the impact of the COVID-19 pandemic on the operations and financial condition of each of CMFT, CCIT II, CCIT III and CCPT V and the real estate industries in which they operate, including with respect to occupancy rates, rent deferrals and the financial condition of their respective tenants; general financial and economic conditions, which may be affected by government responses to the COVID-19 pandemic; legislative and regulatory changes; and other factors, including those set forth in the section entitled “Risk Factors” in CMFT’s, CCIT II’s, CCIT III’s and CCPT V’s most recent Annual Reports on Form 10-K, as amended, and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (“SEC”), and other reports filed by CMFT, CCIT II, CCIT III and CCPT V with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, none of CMFT, CCIT II, CCIT III or CCPT V undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.

Additional Information and Where to Find It
In connection with each proposed merger, CMFT intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of CCIT II, CCIT III or CCPT V, as applicable, and will also constitute a prospectus of CMFT. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other documents that will be made available to the stockholders of each of CCIT II, CCIT III and CCPT V. In connection with the proposed mergers, each of CCIT II, CCIT III and CCPT V intends to file relevant materials with the SEC, including a proxy statement on Schedule 14A relating to a special meeting of its stockholders. STOCKHOLDERS OF EACH OF CCIT II, CCIT III AND CCPT V ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE RELEVANT PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EACH PROPOSED TRANSACTION. Stockholders of each of CCIT II, CCIT III and CCPT V will be able to obtain such documents free of charge at the SEC’s website, www.sec.gov, or through CIM’s website at https://www.cimgroup.com/investment-strategies/individual/for-shareholders, as they become available. Such documents are not currently available.

CIM GROUP 2398 EAST CAMELBACK ROAD, 4TH FLOOR, PHOENIX ARIZONA 85016 | PH 866.341.2653 FX 602.801.2736 | CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINRA / SIPC

Participants in Solicitation
Each of CMFT, CCIT II, CCIT III and CCPT V and their respective directors and executive officers, as well as certain affiliates of CIM Group, LLC serving as their external advisors, may be deemed to be participants in the solicitation of proxies from their respective stockholders (or, in the case of CMFT, from the stockholders of each of CCIT II, CCIT III and CCPT V) in respect of the proposed transaction between such company and CMFT. Information regarding the directors, executive officers and external advisors of each of CMFT, CCIT II, CCIT III and CCPT V is contained in the Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC by each entity on March 30, 2020, as amended on April 27, 2020. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement of the relevant company regarding its proposed merger transaction with CMFT when it becomes available.

No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. This communication may be deemed to be solicitation material in respect of the proposed mergers of CCIT II, CCIT III and CCPT V with CMFT.
CIM GROUP 2398 EAST CAMELBACK ROAD, 4TH FLOOR, PHOENIX ARIZONA 85016 | PH 866.341.2653 FX 602.801.2736 | CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINRA / SIPC